June 13, 2025
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Bakkt Holdings, Inc. (the Company) and, under the date of March 19, 2025, we reported on the consolidated financial statements of the Company as of and for the year ended December 31, 2024 and the effectiveness of internal control over financial reporting as of December 31, 2024. On June 9, 2025, we were dismissed.
We have read the Company’s statements included under Item 4.01 of its Form 8-K dated June 13, 2025, and we agree with such statements except we are not in a position to agree or disagree with the Company‘s statements in Item 4.01(b).
Very truly yours,
/s/ KPMG LLP